Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-198793

dated November 17, 2014

(To Prospectus dated November 10, 2014)

William Lyon Homes

Offering of

1,000,000 6.50% Tangible Equity Units

(the “Unit Offering”)

The information in this pricing term sheet relates only to the Unit Offering and should be read together with (i) the preliminary prospectus supplement, dated November 17, 2014, relating to the Unit Offering (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the accompanying prospectus dated November 10, 2014, included in the Registration Statement (File No. 333-198793), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	William Lyon Homes, a Delaware corporation (“William Lyon Homes”).

Title of Securities:	6.50% tangible equity units (the “Units”).

Number of Units Offered:	1,000,000 Units (or 1,150,000 Units if the underwriters exercise their option to purchase additional Units in full).

Trade Date:	November 18, 2014.

Settlement Date:	November 21, 2014.

Stated Amount:	$100.00 for each Unit.

Unit Public Offering Price:	$100.00 per Unit.

$100,000,000 in aggregate (or $115,000,000 if the underwriters exercise their option to purchase additional Units in full).

Components of Each Unit:	Each Unit is comprised of two parts:

•	a prepaid stock purchase contract issued by William Lyon Homes (a “purchase contract”); and

•	a senior amortizing note issued by William Lyon Homes (an “amortizing note”), which has an initial principal amount of $18.01 per amortizing note, bears interest at an annual rate of 5.50% and has a final installment payment date of December 1, 2017.

Fair Market Value of the Units:	William Lyon Homes has determined that the fair market value of each purchase contact is $81.99 and the fair market value of each amortizing note is $18.01.

Reference Price:	$19.14, which is the last reported sale price of the Class A Common Stock of William Lyon Homes (“Class A Common Stock”) on the date of pricing. The reference price is subject to adjustment as described in the Preliminary Prospectus Supplement.

Threshold Appreciation Price:	$22.49, which represents an approximately 17.50% appreciation over the reference price. The threshold appreciation price is subject to adjustment as described in the Preliminary Prospectus Supplement.

Minimum Settlement Rate:	4.4465 shares of Class A Common Stock per purchase contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	5.2247 shares of Class A Common Stock per purchase contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per purchase contract and the value of the Class A Common Stock issuable upon settlement on the mandatory settlement date, determined using the applicable market value (as defined in the Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Preliminary Prospectus Supplement:

Applicable Market Value of the Class A Common Stock	Settlement Rate	Value of the Class A Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than or equal to $19.14	5.2247 shares	Less than $100.00
Greater than $19.14 but less than $22.49	Number of shares equal to $100.00, divided by the Applicable Market Value	$100.00
Equal to or greater than $22.49	4.4465 shares	Greater than $100.00

Early Settlement:

At any time, prior to 5:00 p.m., New York City time, on the third scheduled trading day immediately preceding the mandatory settlement date, a holder may settle any or all of its purchase contracts early, in which case William Lyon Homes will deliver a number of shares of its Class A Common Stock equal to: (i) if you settle purchase contracts prior to 5:00 p.m., New York City time, on May 25, 2015, 4.224175, which is 95% of the minimum settlement rate, and (ii) if you settle purchase contracts commencing on May 26, 2015, the minimum settlement rate, subject in either case to adjustment as described in the Preliminary Prospectus Supplement. For the avoidance of doubt, the preceding sentence shall have no effect on the fundamental change early settlement rate. The market value of the Class A Common Stock on the early settlement date will not affect the early settlement rate. A holder’s right to settle their purchase contract prior to 5:00 p.m., New York City time on the third scheduled trading day immediately preceding the mandatory settlement date is subject to the delivery of their purchase contract.

Upon early settlement of a purchase contract that is a component of a Unit at a holder’s election, the corresponding amortizing note will remain outstanding and beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related purchase contract early.

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Preliminary Prospectus Supplement) per purchase contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	November 21, 2014	December 1, 2015	December 1, 2016	December 1, 2017
$2.50	4.8994	5.0653	5.1276	5.2247
$5.00	4.8216	4.9997	5.1130	5.2247
$8.00	4.7438	4.9341	5.0984	5.2247
$11.00	4.6660	4.8685	5.0838	5.2247
$15.00	4.5197	4.6890	4.9172	5.2247
$19.14	4.4126	4.5277	4.6795	5.2247
$20.00	4.3977	4.5029	4.6374	5.0000
$21.00	4.3832	4.4780	4.5939	4.7619
$22.49	4.3666	4.4481	4.5405	4.4465
$25.00	4.3497	4.4144	4.4792	4.4465
$27.00	4.3437	4.3990	4.4509	4.4465
$30.00	4.3429	4.3887	4.4304	4.4465
$35.00	4.3530	4.3897	4.4240	4.4465
$40.00	4.3678	4.3987	4.4273	4.4465
$45.00	4.3822	4.4082	4.4312	4.4465
$50.00	4.3946	4.4161	4.4342	4.4465
$55.00	4.4047	4.4223	4.4363	4.4465
$65.00	4.4193	4.4307	4.4393	4.4465

The exact stock price and effective date may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $65.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•	if the stock price is less than $2.50 per share (subject to adjustment in the same manner as the stock prices set forth in the table above) (the “minimum stock price”), the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Class A Common Stock deliverable under a purchase contract is 5.2247, subject to adjustment in the same manner as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Preliminary Prospectus Supplement.

Initial Principal Amount of Amortizing Notes:	$18.01 per amortizing note

$18,014,500 in aggregate (or $20,716,675 if the underwriters exercise their option to purchase additional Units in full).

Initial Tax Basis in Purchase Contracts and Amortizing Notes:	Each holder of Units, by acceptance of such securities, will be deemed to have agreed, for U.S. federal income tax purposes, to treat the allocation of the $100.00 stated amount per Unit between the purchase contract and the amortizing note so that such holder’s initial tax basis in each purchase contract will be $81.99 and such holder’s initial tax basis in each amortizing note will be $18.01.

Payments on the Amortizing Notes:	The amortizing notes will pay, in cash, equal quarterly installments of $1.625 on each amortizing note (except for the March 1, 2015 installment payment, which will be $1.8056 per amortizing note), which cash payment in the aggregate will be equivalent to 6.50% per year with respect to each $100 stated amount of Units. Each installment will constitute a payment of interest (at an annual rate of 5.50%) and a partial repayment of principal of the amortizing note, allocated as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
March 1, 2015	$1.5303	$0.2752
June 1, 2015	$1.3983	$0.2267
September 1, 2015	$1.4176	$0.2074
December 1, 2015	$1.4371	$0.1879
March 1, 2016	$1.4568	$0.1682
June 1, 2016	$1.4769	$0.1481
September 1, 2016	$1.4972	$0.1278
December 1, 2016	$1.5177	$0.1073
March 1, 2017	$1.5386	$0.0864
June 1, 2017	$1.5598	$0.0652
September 1, 2017	$1.5812	$0.0438
December 1, 2017	$1.6030	$0.0220

The amount of any installment payment will be increased by the amount of any “additional interest” payable for the relevant period at William Lyon Homes’ election as the sole remedy relating to the failure to comply with its reporting obligations under the indenture as described in the Preliminary Prospectus Supplement.

Underwriting Discount:	$3.00 per Unit

$3,000,000 in aggregate (or $3,450,000 if the underwriters exercise their option to purchase additional Units in full).

William Lyon Homes has been advised by the underwriters that they initially propose to offer the Units directly to the public at the Unit public offering price set forth above and to certain dealers at that price less a concession not in excess of $1.80 per Unit.

Estimated Net Proceeds to William Lyon Homes from the Unit Offering:	The net proceeds from the sale of the Units, after deducting underwriting discounts, will be approximately $97.0 million (or approximately $111.6 million if the underwriters exercise their option to purchase additional Units in full).

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Co-Manager:	Oppenheimer & Co. Inc.

Listing:	William Lyon Homes does not intend to apply for a listing of the Units, the separate purchase contracts or the separate amortizing notes on any securities exchange or automated interdealer quotation

CUSIP for the Units:	552074 882

ISIN for the Units:	US5520748824

CUSIP for the Purchase Contracts:	552074 874

ISIN for the Purchase Contracts:	US5520748741

CUSIP for the Amortizing Notes:	552074 AB2

ISIN for the Amortizing Notes:	US552074AB24

Conflict of Interest

Because William Lyon Homes intends to use the net proceeds from this offering to repay indebtedness owed to certain affiliates of the underwriters who are lenders under the Senior Unsecured Facility as described under the section entitled “Use of Proceeds”, this offering is being made in compliance with Rule 5121 of the rules of the Financial Industry Regulator Authority, Inc. (“FINRA”). Accordingly, Oppenheimer & Co. Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. No underwriter having a conflict of interest under FINRA Rule 5121 will sell to a discretionary account any security with respect to which the conflict exists, unless the member has received specific written approval of the transaction from the account holder and retains documentation of the approval in its records. See “Underwriting (Conflict of Interest)—Conflicts of Interest.”

Additions to the Preliminary Prospectus Supplement

The first sentences on pages S-15 and S-66 of the Preliminary Prospectus Supplement that begin “As of September 30, 2014, after giving effect to the sale of the Units offered hereby . . .” are hereby replaced in their entirety with the following: “As of September 30, 2014, after giving effect to the sale of the Units offered hereby and the use of proceeds therefrom, William Lyon Homes’ total indebtedness would have been $962.7 million, $41.3 million of which would have been secured indebtedness.”

The following figures are hereby inserted in the “September 30, 2014—Pro Forma” column on page S-17 of the Preliminary Prospectus Supplement for the following rows:

•	Total debt: $962,722; and
•	Total William Lyon Homes stockholders’ equity (deficit): $535,282

The first sentence on page S-22 of the Preliminary Prospectus Supplement that begins “As of September 30, 2014, after giving pro forma effect to the issuance and sale of the Units offered hereby . . . “ is hereby replaced in its entirety with the following: “As of September 30, 2014, after giving pro forma effect to the issuance and sale of the Units offered hereby (including the amortizing notes that are part of the Units) and the use of proceeds therefrom, the total outstanding principal amount of our debt would have been $962.7 million.”

The following underlined leverage ratio is hereby inserted to the following sentence on page S-23 of the Preliminary Prospectus Supplement: “After giving pro forma effect to the issuance and sale of the Units offered hereby (including the amortizing notes that are part of the Units) and the use of proceeds therefrom, our leverage ratio as of September 30, 2014, as calculated under the Revolving Credit Facility, would have been 67%.”

The following figures are hereby inserted in the “As of September 30, 2014—Pro Forma” column on page S-37 of the Preliminary Prospectus Supplement for the following rows:

•	Amortizing notes that are a component of the Units offered hereby: $18,015;
•	Total debt: $962,722;
•	Additional paid-in capital: $392,341;
•	Retained earnings: $142,622;
•	Total William Lyon Homes stockholders’ equity: $535,282
•	Total equity: $549,387; and
•	Total capitalization: $1,512,109.

William Lyon Homes has filed a registration statement (including a prospectus) with the SEC for the Unit Offering. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents William Lyon Homes has filed with the SEC for more complete information about William Lyon Homes and the Unit Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (866) 803-9204, from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146, or from Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, New York 10010, Attention: Prospectus Department, telephone: (800) 221-1037.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.